UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

J.Jill, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46620W 102

(CUSIP Number)

Vijay Moses

General Counsel

J.Jill, Inc.

4 Batterymarch Park

Quincy, MA 02169

617-376-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46620W 102	SCHEDULE 13D	Page 2 of 8

CUSIP No. 46620W 102

1.	NAME OF REPORTING PERSON Paula L. Bennett 2015 Family Trust, BNY Mellon Trust of Delaware, as trustee, Elisabeth St. B. McCarthy, as investment advisor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,376,138
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,376,138
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,376,138
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 46620W 102	SCHEDULE 13D	Page 3 of 8

CUSIP No. 46620W 102

1.	NAME OF REPORTING PERSON Paula L. Bennett Grantor Retained Annuity Trust, BNY Mellon Trust of Delaware, as trustee, Elisabeth St. B. McCarthy, as investment advisor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 868,361
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 868,361
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,361
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 46620W 102	SCHEDULE 13D	Page 4 of 8

CUSIP No. 46620W 102

1.	NAME OF REPORTING PERSON Paula Bennett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,385
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,385
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 46620W 102	SCHEDULE 13D	Page 5 of 8

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of J.Jill, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4 Batterymarch Park, Quincy, MA 02169.

Item 2. Identity and Background.

(a – c, f) This statement is being filed on behalf of the Paula L. Bennett 2015 Family Trust (the “Family Trust”), the Paula L. Bennett Grantor Retained Annuity Trust (the “GRAT”) and Paula Bennett (each, a “Reporting Person,” and collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference. The trustee of both the Family Trust and the GRAT is BNY Mellon Trust of Delaware (“BNY Mellon Trust”). Elisabeth St. B. McCarthy acts as investment advisor for both the Family Trust and the GRAT.

Ms. Bennett’s principal occupation is President and Chief Executive Officer of the Issuer. The business address and principal office of Ms. Bennett is 4 Batterymarch Park, Quincy, MA 02169. Ms. Bennett is a citizen of the United States.

The Family Trust is a Delaware statutory trust created by Ms. Bennett. The business address and principal office of the Family Trust is 4005 Kennett Pike, Suite 200, Greenville, DE 19807.

The GRAT is a Delaware statutory trust created by Ms. Bennett. The business address and principal office of the GRAT is 4005 Kennett Pike, Suite 200, Greenville, DE 19807.

BNY Mellon Trust is a Delaware trust. The business address and principal office of BNY Mellon Trust is 4005 Kennett Pike, Suite 200, Greenville, DE 19807.

Ms. McCarthy’s principal occupation is as an attorney with the law firm of Gordon, Herlands, Randolph & Cox, LLP. The business address and principal office of Ms. McCarthy is 355 Lexington Avenue, 10th floor New York, NY 10017. Ms. McCarthy is a citizen of the United States.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Family Trust, as a limited partner of JJill Topco Holdings, LP (“Topco”), acquired the 1,376,138 shares of Common Stock in a pro rata distribution of shares of Common Stock by Topco to its partners.

The GRAT, as a limited partner of Topco, acquired the 868,361 shares of Common Stock in a pro rata distribution of shares of Common Stock by Topco to its partners.

Ms. Bennett, as a limited partner of Topco, acquired the 10,385 shares of Common Stock in a pro rata distribution of shares of Common Stock by Topco to its partners.

Item 4. Purpose of Transaction.

The Reporting Persons hold their shares of Common Stock for investment purposes. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

CUSIP No. 46620W 102	SCHEDULE 13D	Page 6 of 8

Item 5. Interest in Securities of the Issuer.

The percentages in this Item 5 assume there is a total of 43,747,944 shares of Common Stock outstanding, as reported in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 10, 2017 and amended on February 27, 2017.

(a) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(b) See Item 5(a) above.

(c) Except for the transactions described in Item 3 above, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

In connection with the Issuer’s initial public offering, the Family Trust, the GRAT and Ms. Bennett entered into lock-up agreements (“Lock-Up Agreements”) with the underwriters for the initial public offering. Pursuant to such Lock-Up Agreements, they agreed that they will not sell, transfer or dispose of, directly or indirectly, any of the Issuer’s Common Stock for a period of 180 days after the public offering date set forth on the final prospectus of the Issuer. This summary description does not purport to be complete, and is qualified in its entirety by the form of Lock-Up Agreement attached as Exhibit A to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 10, 2017 and amended on February 27, 2017 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement.

Exhibit 2:	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to J.Jill, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 10, 2017 and amended on February 27, 2017).

CUSIP No. 46620W 102	SCHEDULE 13D	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2017

PAULA L. BENNETT 2015 FAMILY TRUST

BNY Mellon Trust of Delaware, Trustee

By:	/s/ Gregg Landis
	Name:	Gregg Landis
	Title:	First Vice President

Elisabeth St. B. McCarthy, Investment Advisor

By:	/s/ Elisabeth St. B. McCarthy
	Name:	Elisabeth St. B. McCarthy

PAULA L. BENNETT GRANTOR RETAINED ANNUITY TRUST

BNY Mellon Trust of Delaware, Trustee

By:	/s/ Gregg Landis
	Name:	Gregg Landis
	Title:	First Vice President

Elisabeth St. B. McCarthy, Investment Advisor

By:	/s/ Elisabeth St. B. McCarthy
	Name:	Elisabeth St. B. McCarthy

PAULA BENNETT

By:	/s/ Paula Bennett
Name:	Paula Bennett

CUSIP No. 46620W 102	SCHEDULE 13D	Page 8 of 8

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D relating to shares of the common stock, par value $0.01 per share (the “Common Stock”), of J.Jill, Inc., a company incorporated under the laws of Delaware. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: April 17, 2017

PAULA L. BENNETT 2015 FAMILY TRUST

BNY Mellon Trust of Delaware, Trustee

By:	/s/ Gregg Landis
	Name:	Gregg Landis
	Title:	First Vice President

Elisabeth St. B. McCarthy, Investment Advisor

By:	/s/ Elisabeth St. B. McCarthy
	Name:	Elisabeth St. B. McCarthy

PAULA L. BENNETT GRANTOR RETAINED ANNUITY TRUST

BNY Mellon Trust of Delaware, Trustee

By:	/s/ Gregg Landis
	Name:	Gregg Landis
	Title:	First Vice President

Elisabeth St. B. McCarthy, Investment Advisor

By:	/s/ Elisabeth St. B. McCarthy
	Name:	Elisabeth St. B. McCarthy

PAULA BENNETT

By:	/s/ Paula Bennett
Name:	Paula Bennett